TravelSafe, Inc.

12926 Morehead

Chapel Hill, NC 27517

December 19, 2013

VIA EDGAR

Larry Spirgel, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	TravelSafe, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed September 27, 2013

File No. 333-191443

Dear Mr. Spirgel:

We are in receipt of your comment letter dated December 11, 2013 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	Please revise your registration statement to include interim financial statements for the period ended October 31, 2013 required after December 12, 2013, or 134 days from your financial statements dated July 31, 2013.

RESPONSE:	We have revised the Registration Statement to include interim financial statements for the period ended October 31, 2013.

2.	Please revise your disclosure to state throughout the registration statement that shares will be sold at a fixed price for the duration of the offering and the selling shareholders are underwriters. We note, for example, that the disclosures in the Terms of the Offering and Plan of Distribution sections are not consistent with the revisions to the prospectus cover page. Revise to include consistent disclosure regarding the requirements for resales under Rule 144(i) as well.

RESPONSE:	We have revised the disclosure to state that shares will be sold at a fixed price for the duration of the offering and the selling shareholders are underwriters. We have also revised to include consistent disclosures regarding the requirements for resales under Rule 144(i).

Risk Factors

We are deemed a “shell company” and as such our shares may not be saleable…, page 10

3.	Please revise this risk factor to disclose the conditions that must be met under Rule 144(i) before resales can be made under Rule 144.

RESPONSE:	We have revised the risk factor on page 10 to state that the conditions must be met under Rule 144(i) before resales can be made under Rule 144.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Travelsafe, Inc.

By:	/s/ John Fahlberg
Name: John Fahlberg
Title: President